SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549

                S C H E D U L E   13D
                   (Rule 13d-101)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO
        13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(a)

                  (Amendment No.4)1

                  DIVERSIFAX, INC.
                  (Name of Issuer)

           COMMON STOCK, $0.001 PAR VALUE
           (Title of Class of Securities)

                    2551131002
                   (CUSIP Number)

     Copy to:
Dr. Irwin A. Horowitz
     Gary T. Moomjian, Esq.
c/o DiversiFax, Inc.
     Breslow & Walker, LLP
39 Stringham Avenue
     767 Third Avenue
Valley Stream, NY  11580
     New York, New York 10017
Telephone (516) 872-0650
     Telephone (212) 832-1930

   (Name, Address and Telephone Number of Persons
  Authorized to Receive Notices and Communications)

                     May 6, 1997
(Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          (Continued on following page(s))
____________________________
1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP
No.   293980108             13D
   1
Name of Reporting Person
Irwin A. Horowitz

S.S. or I.R.S. Identification No. of Above Person
###-##-####

 2Check the Appropriate Box if a Member of a Group*

(a)   [ ]


       (b)   [ ]

SEC Use Only

 4Source of Funds*          OO

 5Check Box if Disclosure of Legal Proceedings is Required                              [ ]
Pursuant to Item 2(d) or 2(e)
 6Citizenship or Place of Organization        United States

   Number of
    Shares
 Beneficially
   Owned By
     Each
   Reporting
    Person
     With
7Sole Voting Power
      9,337,520 shares                                                               54.2%
8Shared Voting Power
      0 shares                                                                          0%
9Sole Dispositive Power
      9,337,520 shares                                                               54.2%
10Shared Dispositive Power
      0 shares                                                                          0%
11Aggregate Amount Beneficially
Owned By Each Reporting Person
                                          9,337,520 shares

12Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*               [ ]

13Percent of Class Represented by Amount in Row (11)
                                                                                     54.2%
C

14Type of Reporting Person*
                                            IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement, dated October 27, 1997, constitutes
Amendment No. 4 to the Schedule 13D dated November 1,
1993, as amended by Amendment No. 1 to the Schedule
13D, dated January 20, 1994, Amendment No. 2 to
Schedule 13D, dated January 9, 1996, and Amendment No.
3 to Schedule 13D, dated January 23, 1997 (collectively, the "Schedule"), regarding the Reporting Person's ownership of the Common Stock of DiversiFax, Inc.

      Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule.

      This Amendment No. 4 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the Reporting Person. It shall refer only to information which has materially changed since the filing of the Schedule.

ITEM 4.       Purpose of Transaction.

      As compensation to Dr. Horowitz for having made a one year interest-free loan to the Issuer in the principal amount of $500,000, on May 6, 1997 the Issuer issued to Dr. Horowitz a five year warrant to purchase 350,000 shares of Common Stock at an exercise price of $1.9375 per share, which warrant was fully exercisable on the date of grant.

              As compensation to Dr. Horowitz for having made a one year interest-free loan to the Issuer in the principal amount of $500,000, on September 4, 1997 the Issuer issued to Dr. Horowitz a three year warrant to purchase 1,100,000 shares of Common Stock at an exercise price of $.84375 per share, which warrant was fully exercisable on the date of grant (together with the warrant granted on May 6, 1997, the "Warrants").

              The Reporting Person acquired the Warrants for purposes of investment. The Reporting Person may acquire additional shares of Common Stock, from time to time, in open market transactions or in privately negotiated transactions, or through the exercise of warrants or other derivative securities. The Reporting Person may also sell shares of Common Stock based on market conditions and other conditions which the Reporting Person may deem relevant.

ITEM 5.         Interests in Securities of the Issuer.

                (a)     The following list sets forth the
aggregate number and percentage (based on 14,214,577 shares of Common Stock outstanding plus such number of options and warrants included in Dr. Horowitz's beneficial ownership) of outstanding shares of Common Stock owned beneficially by Dr. Horowitz, as of October __, 1997:

                                                          Shares of                   Percentage of Shares
                                                     Common Stock                  of Common Stock
Name                                           Beneficially Owned             Beneficially Owned
Dr. Irwin A. Horowitz                               9,337,520                        54.2%


                (b)     Dr. Horowitz has sole power to vote
and dispose of 9,337,520 shares of Common Stock (which amount includes options to purchase an aggregate of 1,150,000 shares of Common Stock and warrants to purchase 1,877,520 shares of Common Stock), representing approximately 54.2% of the outstanding Common Stock.

                (c)     The following is a description of all
transactions in shares of Common Stock by the reporting person effected from May 6, 1997 through October 27,
1997, inclusive.

Name of ShareholderS

          Date of Acquisition   Number of Shares
Beneficially AcquiredS

Exercise PriceDr. Irwin A. Horowitz
5/06/97
350,000$1.9375 per share
Dr. Irwin A. Horowitz
9/04/971,000,0001$.84375 per share
Dr. Irwin A. Horowitz
8/31/97150,0002$2.375 per share

                (d)     Not Applicable.

                (e)     Not Applicable.

ITEM 6.         Contracts, Arrangements, Understandings or
Relationships
                With Respect to Securities of the Issuer.


                Response to ITEM 4 is incorporated herein by reference.


1Does not include as beneficially owned, options to acquire
450,000 shares of Common Stock, which options are not exercisable within the next 60 days.

2Options granted on October 29, 1996 which vest as to 150,000 shares of Common Stock on October 29, 1997.
                            Signature

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  October 27, 1997

                         s/ Irwin A.
Horowitz
Irwin A. Horowitz




ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).